                                   FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934





FOR JANUARY 23, 2002




                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)




                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)




            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F
            --------------------------------------------------------

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               DRAXIS HEALTH INC.





                                               By: /s/ DOUGLAS M. PARKER
                                                   -----------------------------
                                                   General Counsel &
                                                   Secretary





DATED: JANUARY 23, 2002

                                  [DRAXIS LOGO]


FOR IMMEDIATE RELEASE
---------------------
JANUARY 23, 2002

             DRAXIS HEALTH TO SELL CANADIAN PHARMACEUTICAL SALES AND
                           MARKETING DIVISION TO ELAN


         MISSISSAUGA, ONTARIO, JANUARY 23, 2002 - DRAXIS Health Inc. (TSE: DAX;
NASDAQ: DRAX), an integrated specialty pharmaceutical company, and Elan Corporation, plc (NYSE: ELN) ("Elan") have entered into a binding letter of intent wherein DRAXIS will sell its Canadian sales and marketing division (Draxis Pharmaceutica) to Elan for cash along with a participating interest based on Canadian sales of three products included in the transaction, the value of acquired inventories and the assumption of certain liabilities.

         Under the terms of the agreement, Elan will acquire substantially all of the operations, product rights and other assets and obligations of the Draxis Pharmaceutica division. The transaction is expected to close by the end of the current quarter upon fulfillment of specified pre-conditions.

         "This is the transaction we were looking for," said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc. "It meets the objectives we set for success while substantially completing the transformation of DRAXIS to our core businesses - radiopharmaceuticals and contract manufacturing. In addition to a significant cash payment up front DRAXIS will retain an ongoing participating interest in three major products, thereby creating the positive impact on net income that we established as one of our key criteria."

         Dan Welch, President Biopharmaceuticals at Elan, said, "I am very pleased with this acquisition. It significantly enhances our sales and marketing presence in Canada. The currently marketed products we are acquiring, plus our compounds under development, provide a strong and sustainable business in this "Top 10" pharmaceutical market. As a result of this transaction, we now have an experienced management team and business infrastructure in Canada."

         Draxis Pharmaceutica markets and sells in-licensed pharmaceutical products in Canada with a current focus on neurology. For the trailing 12 months ended September 30, 2001, the Pharmaceutica division had product sales of US$6.7 million. Excluded from the current transaction are the Canadian rights to paclitaxel and Hectorol(TM).

         DRAXIS Health Inc. is an integrated pharmaceutical company focused in two specialty segments - the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE COMPLETION OF PENDING TRANSACTIONS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.


FOR FURTHER INFORMATION PLEASE CONTACT:

FOR DRAXIS IN CANADA:                        FOR DRAXIS IN THE UNITED STATES:
Jerry Ormiston                               Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                           The Investor Relations Group
Phone: 877-441-1984                          Phone: 212-825-3210
Fax: 905-677-5494                            Fax: 212-825-3229